  Exhibit 99.1

High Tide Reports Fourth Quarter and 2025 Year End Financial Results Featuring Record Revenue and Adjusted EBITDA

The Company remains FCF positive for the fiscal year, while delivering strong same-store sales growth and cementing its presence within the German medical cannabis market

•	Canadian Cabana Club Members Now Exceed 2.5 Million, Up 45% Year Over Year, Marking the Fastest Pace in Four Quarters
•	ELITE Members in Canada Have Surpassed 151,000, Once Again Growing at the Fastest Rate Since Inception
•	In Fiscal 2025, Same-Store Sales Were Up 4.1%. For the Fourth Fiscal Quarter, Same-Store Sales Rose 5.5% Year Over Year
•	The Company Opened 27 New Canna Cabana Locations Organically in Calendar 2025, Achieving the Higher End of Its Communicated Goal, and Remains the Largest Cannabis Retailer in Canada with 218 Current Locations
•	The Company Closed its Acquisition of a Majority Stake in Remexian Pharma GmbH, Establishing Itself as a Major Importer and Distributor of Medical Cannabis Flower into Germany, Achieving its Previously Communicated Goal of Entering Europe's Largest and Fast-Growing Market
•	High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars,[1] and Continues to Hold a Leading 12% Share of the Cannabis Retail Market Across the Five Provinces in Which the Company Has a Presence[2]

CALGARY, AB, Jan. 29, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, filed its fourth quarter and year-end audited financial results for the year ended October 31, 2025, the highlights of which are included in this news release. The full set of audited consolidated financial statements for the fiscal years ended October 31, 2025 and 2024 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov/edgar.

High Tide Inc., January 29, 2026 (CNW Group/High Tide Inc.)

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[1]Based on reporting by New Cannabis Ventures as of December 16, 2025. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) - for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2]Based on publicly available store count data for the fourth fiscal quarter in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators

"I am pleased to report another record-breaking quarter and a strong close to fiscal 2025, a year in which High Tide successfully delivered on its key strategic and financial objectives. We achieved our goal of remaining free cash flow positive for the full fiscal year, driven by record quarterly revenue of $164 million, a revenue run-rate exceeding $650 million, and our highest Adjusted EBITDA to date."

"2025 was also a milestone year operationally, as we opened 27 new Canna Cabana locations organically in the calendar year, reaching the higher end of our previously communicated target. This expansion further solidified High Tide's position as the largest cannabis retailer in Canada, with 218 locations nationwide. In fiscal 2025, retail performance continued to strengthen, with bricks-and-mortar EBITDA margins reaching a record 9.4% in Q4, reinforcing our confidence in achieving 12% margins in the long term. This performance was underpinned by the continued strength of our proprietary Cabana Club and ELITE programs, which remain our crown jewel and the envy of the industry, maintaining their position as the largest and most robust bricks-and-mortar cannabis loyalty programs globally."

"In September, we closed our majority acquisition of Remexian Pharma GmbH, achieving our previously communicated goal of entering Europe's largest and fast-growing medical cannabis market. While Remexian experienced a temporary operational slowdown related to supply chain disruptions in Portugal that predated the closing of the transaction, we are now nearing the tail end of this disruption, with momentum steadily returning and December representing Remexian's second-highest month ever in terms of tonnage. As we progress our German business into fiscal 2026, Remexian remains a well-established and recognized platform in Germany, while we are also engaged in encouraging discussions with potential partners in the U.K. to distribute medical cannabis products and expand Remexian's international footprint."

"In parallel, with respect to advancing the Canna Cabana brand through licensing agreements, we continue to evaluate inbound interest from major U.S. operators with a focus on maximizing long-term shareholder value. Additionally, following the recent Executive Order issued by the Trump administration, we are in discussions with potential partners to explore opportunities involving our NuLeaf Naturals and FAB CBD brands under the recently announced Medicare pilot projects."

"With record Adjusted EBITDA, continued free cash flow generation, benefits of operating leverage, and a diversified footprint across Canada, the United States, and Europe, we believe High Tide is well positioned to build on its 2025 momentum and deliver sustained growth in 2026 and beyond."

- Raj Grover, Founder and Chief Executive Officer of High Tide

2025 Fiscal Year and Fourth Fiscal Quarter - Financial Highlights:

•	Revenue was a record $164.0 million for the three months ended October 31, 2025, compared to $138.3 million during the same period last year, an increase of 19% year over year, representing the fastest growth rate in nine quarters. Revenue was up 10% sequentially during the three months ended October 31, 2025, representing the fastest growth rate in three years. The Company notes that its core bricks-and-mortar segment revenue increased by 15% year over year and 3% sequentially.
•	Gross profit was a record $42.5 million for the three months ended October 31, 2025, up 19% year over year and up 6% sequentially.
•	Gross profit margin was 26% for the three months ended October 31, 2025, which was consistent year over year and compared to 27% sequentially. The margins in the Company's core bricks-and-mortar segment, which generated 92% of its revenue, increased sequentially for the fourth consecutive quarter. The consolidated gross margin in Q4 2025 was impacted by the addition of the medical cannabis distribution segment and specifically driven by older biomass in Portugal which is being liquidated at prices lower than usual given their limited time to expiry. The Company believes that it is nearing the tail end of this delay in Portugal.
•	Adjusted EBITDA was a record $12.4 million in the three months ended October 31, 2025, representing the 22nd consecutive positive quarter, up 51% year over year, the fastest rate in six quarters, and up 17% sequentially.
•	The Company generated $1.3 million of free cash flow in the fourth fiscal quarter. Driven primarily by a $2.3 million investment in working capital during the quarter, free cash flow decreased 78% year over year and 83% sequentially. During the course of fiscal 2025, the Company has generated $12.0 million of free cash flow, achieving its stated goal of remaining FCF positive for the year, while expanding its footprint by two dozen stores, and entering the German medical cannabis market.
•	General and administration expenses represented 4.3% of revenue in the three months ended October 31, 2025, which compared to 4.2% during the previous year, and 4.4% sequentially.
•	Salaries, wages, and benefits represented 11.5% of revenue in the three months ended October 31, 2025, which improved from 12.4% year over year and 12.2% sequentially, which represented the lowest level in the last nine quarters.
•	During the fourth fiscal quarter, the Company generated a net loss of $46.7 million, compared to a net loss of $4.8 million year over year and net income of $0.8 million sequentially. The quarterly results were impacted by two one-time items. Adjusted for a non-cash impairment charge as well as fair value changes in derivative liabilities, net income would have been $1.4 million for the fourth fiscal quarter of 2025, or $0.02 per fully diluted share.
•	Cabanalytics Business Data and Insights platform, advertising revenue, and other revenue, which includes management fees, interest income, and rental income, was a record $13.1 million for the three months ended October 31, 2025, compared to $10.9 million in the same period last year, representing an increase of 20% year over year and 9% sequentially.
•	Cash and cash equivalents as at October 31, 2025 totaled $47.9 million, which compared to $47.3 million in the prior year, and $63.8 million sequentially. Note that during the fourth fiscal quarter, the Company paid $12.3 million in cash for the majority stake in Remexian.

Fourth Fiscal Quarter 2025 - Retail Highlights:

•	Canna Cabana remains the largest cannabis retail chain in the country with 218 stores across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario.
•	Canadian Cabana Club membership has surpassed 2.50 million, an increase of 45% year over year, the fastest pace of growth in four quarters, and 16% sequentially. The Company has also exceeded 151,000 ELITE members in Canada, an increase of 107% year over year and 31% sequentially - once again setting a new record in the pace of onboarding ELITE members.
•	Global Cabana Club membership (including Canada) has surpassed 6.56 million, up 23% year over year and 7% sequentially. This includes 160,400 ELITE members, which grew by 111% year over year and 30% sequentially.
•	Average Canna Cabana store generated 2.2x revenue versus peers.[3]
•	Same-store sales were up 4.1% in fiscal 2025, and 5.5% year over year in the fourth fiscal quarter. Since the launch of its discount club model in October 2021, same store sales at Canna Cabana are up 151% while the average operator has experienced a 14% decline.[4]
•	Canna Cabana reached a 12% market share, up from 11% in the previous year.[5]
•	Canna Cabana had a shrink rate of 0.5% during the three months ended October 31, 2025.
•	Excluding stores open less than six months, annualized retail sales per square foot were $1,775 across the Canna Cabana store network during the fourth fiscal quarter of 2025, consistent year over year and sequentially. This was higher than many best-in-class international retailers.

Fourth Fiscal Quarter 2025 - Operational Highlights (August 1, 2025 - October 31, 2025):

•	The Company opened eight new Canna Cabana locations across Alberta, Saskatchewan and Ontario - Fort McMurray, Saskatoon, Lasalle, Burlington, London, Etobicoke, Hamilton and North York - bringing the total Canna Cabana store count to 211 locations across Canada.
•	The Company announced and subsequently closed its acquisition of a 51% interest in Remexian Pharma GmbH for a purchase price of #eu#26.4 million, subject to adjustments, representing 3.64x annualized Adjusted EBITDA for the six months ended March 31, 2025, allowing the Company to enter the fast growing German medical cannabis market. The Company has a five-year option to acquire the remaining 49% equity interest in Remexian at any time after 24 months from the closing date.
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[3] For the month of October 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[4] Calculated by chaining monthly data, and based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators
[5] For the months of August 2025 to October 2025, based on publicly available store count data in the five Canadian provinces where Canna Cabana operates and as per publicly available data from Statistics Canada and provincial regulators

Subsequent Events (November 1, 2025 - Present):

•	The Company opened seven new Canna Cabana locations across Alberta, Saskatchewan and Ontario - Scarborough, Kitchener, Nepean, London, Brampton, and two locations in Calgary - bringing the total Canna Cabana store count to 218 locations across Canada.
•	The Company welcomed the Alberta Gaming and Liquor Commission's decision to loosen restrictions on advertising and promotional relationships between licensed retailers and licensed producers.
•	The Company has begun exploring pathways for its U.S. CBD brands, NuLeaf Naturals and FAB CBD, to participate in and capitalize on recently announced U.S. federal initiatives, including the anticipated launch of a Medicare pilot program that would allow eligible seniors to receive CBD products at no cost up to US$500 annually. The Company believes these developments may represent a meaningful growth opportunity for its U.S. CBD platforms and is evaluating strategic initiatives aligned with the emerging federal framework.
•	The Company joined the National Medical Cannabis Policy Coalition in the United States, better positioning it to help shape relevant federal and state level legislative and regulatory reforms.

CANNABIS BRANDS WHITE LABEL UPDATE

The Company notes that during the 2025 fiscal year, it sold 32 cannabis SKUs across both of its flagship Queen of Bud and Cabana Cannabis Co. brands.

Queen of Bud and Cabana Cannabis Co. SKUs Available
in Canna Cabana Stores During Fiscal 2025

Brand	Product	SKUs	Last 12 Months Sales
Queen of Bud	Cannabis	17	$ 3,281,384.00
	Accessories	26	$ 609,379.00
Cabana Cannabis Co.	Cannabis	15	$ 2,504,461.00
	Accessories	35	$ 843,239.00
	Total	93	$ 7,238,463.00

Selected financial information for the fourth quarter ended October 31, 2025:
(Expressed in thousands of Canadian Dollars)

	Three months ended October 31			Year Ended October 31
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Free cash flow(i)	1,323	5,908	(78) %	12,002	21,991	(45) %
Net cash provided by operating activities	4,278	9,652	(56) %	23,866	35,546	(33) %
Revenue	164,031	138,295	19%	593,986	522,306	14%
Gross profit	42,528	35,755	19%	153,530	142,502	8%
Gross profit margin(ii)	26%	26%	- %	26%	27%	(1) %
Total expenses	(61,714)	(38,586)	60%	(167,978)	(137,499)	22%
Total expenses excluding non-cash expenses(iii)	(30,979)	(27,510)	13%	(116,187)	(104,167)	11%
Total expenses excluding non-cash expenses as a % of revenue(iv)	19%	20%	(1) %	20%	20%	- %
(Loss) income from operations	(19,186)	(2,831)	578%	(14,448)	5,003	(389) %
Adjusted EBITDA(v)	12,414	8,245	51%	38,208	38,335	- %
Adjusted EBITDA as a percentage of revenue(vi)	8%	6%	2%	6%	7%	(1) %
Net (loss) income	(46,711)	(4,802)	873%	(51,404)	(3,811)	(1249) %
Adjusted net (loss) income before impairment & fair value change in derivative liability(vii)	1,442	186	675%	(3,623)	(29)	- %
Adjusted basic and diluted income (loss) per share(viii)	0.02	-	- %	(0.04)	-	- %
(i) Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in "Select financial highlights and operating performance".
(ii) Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii) Total expenses excluding non-cash expenses - a non-IFRS financial measure. This metric is calculated as total expenses excluding impairment, depreciation, amortization and share based compensation.
(iv) Total expenses excluding non-cash expenses as a % of revenue - a non-IFRS financial measure. This metric is calculated as total expenses excluding impairment, depreciation, amortization and share based compensation divided by revenue.
(v) Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under "Select financial highlights and operating performance" section.
(vi) Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.
(vii) Adjusted net (loss) income before impairment and fair value change in derivative liability is a non-IFRS financial measure which is calculated by subtracting impairment and fair value change in derivative liability from net (loss) income.
(viii) Adjusted basic and diluted income (loss) per share is a non-IFRS financial measure and calculated as adjusted net (loss) income before impairment & fair value change in derivative liability divided by weighted average number of common shares.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

		2025			2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net (loss) Income	(46,711)	832	(2,836)	(2,689)	(4,802)	825	171	(5)
Income/deferred tax recovery (expense)	(178)	69	46	38	(153)	671	(878)	(233)
Accretion and interest	1,213	1,795	1,950	2,101	2,308	1,681	1,712	1,743
Depreciation and amortization	6,503	6,080	5,880	5,847	5,362	5,678	7,505	6,848
EBITDA(i)	(39,173)	8,776	5,040	5,297	2,715	8,855	8,510	8,353
Inventory fair value	865	-	-	-	-	-	-	-
Foreign exchange loss (gain)	333	120	114	(13)	5	19	(5)	5
Transaction and acquisition costs	2,682	881	1,616	630	773	12	1,314	515
Other (gain) loss	(41)	(1)	42	-	(874)	6	337	77
Impairment loss	23,564	-	-	-	4,964	-	-	-
Share-based compensation	668	824	1,250	1,175	750	881	549	795
Loss (gain) on revaluation of debenture		-	-	-	-	-	(240)	755
Loss (gain) on fair value change in derivative liability	23,516	43	-	-	(88)	(159)	(110)	(300)
Loss (gain) on extinguishment of financial liability	-	-	-	-	-	-	(314)	235
Adjusted EBITDA(i)	12,414	10,643	8,062	7,089	8,245	9,614	10,041	10,435

(i) EBITDA and Adjusted EBITDA are non-IFRS financial measures.

	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	6,599	8,231	4,686	4,644	6,179	8,928	8,032	9,363
Changes in non-cash working capital	(2,321)	2,419	3,569	(3,961)	3,473	(2,715)	4,777	(2,490)
Net cash provided by operating activities	4,278	10,650	8,255	683	9,652	6,213	12,809	6,873
Sustaining capex(i)	(345)	(460)	(692)	(361)	(533)	(279)	(528)	(511)
Lease liability payments	(2,610)	(2,508)	(2,667)	(2,222)	(3,211)	(2,842)	(2,898)	(2,754)
Free cash flow(ii)	1,323	7,682	4,896	(1,900)	5,908	3,092	9,383	3,608
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure
(iii) For the three months ended October 31, 2025, interest paid on right-of-use lease liabilities ($986) has been classified as a component of cash flow from operating activities within the consolidated financial statements in line with the entity's accounting policy. The three months ended October 31, 2024, include interest paid on right-of-use lease liabilities ($938) in cash used in financing activities. Periods prior to Q1 2025 have not been adjusted as the amounts are not material.

OUTLOOK

Bricks-and-Mortar Retail

High Tide's wholly owned subsidiary, Canna Cabana, is the largest cannabis retail chain in Canada with 218 current operating locations. Following the opening of 27 new stores in the calendar year, the Company successfully reached the upper end of its previously stated target of 20-30 new locations in calendar 2025. The Company anticipates that it will advance toward its long-term goal of surpassing 350 locations nationwide by opening another 20-30 locations in calendar 2026, mostly through organic growth, while also evaluating supplemental M&A opportunities of varying sizes.

The Company continues to expand its white label cannabis product portfolio between its flagship Queen of Bud and Cabana Cannabis Co. brands, reaching 32 cannabis SKUs at the end of the  2025 fiscal year across the Canna Cabana store network. The Company continues to work on exciting new offerings to increase its white label product portfolio. The Company also notes that its white label cannabis SKUs currently represent only 1% of its total bricks-and-mortar cannabis sales. The Company anticipates significant growth in its cannabis white label product portfolio over the long term and anticipates sales of its higher-margin white label brands growing to 20% over the long-term.

Cabana Club & ELITE

The Company's Cabana Club and ELITE loyalty programs, which remain the largest such cannabis loyalty programs in the world, continue to expand at a rapid pace across Canada. Cabana Club membership has now surpassed 2.50 million members in Canada, which is up 45% in the past year. Over the long term the Company anticipates exceeding 3 million Cabana Club members in Canada. Globally, the Company has now surpassed 6.56 million Cabana Club members. ELITE, the paid membership tier, continues to break quarterly and annual growth records and now exceeds 151,000 members in Canada and 160,400 worldwide, with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

United States

Consistent with its prior disclosure, the Company has been evaluating various alternatives regarding its e-commerce division, which currently represents 2% of its consolidated revenue.  Such alternatives include entertaining divestitures, partnerships, and maintaining paired down versions of the related websites until U.S. federal reform occurs. The Company has been in discussions over the past several months with various counterparties pursuing these alternatives, including receiving an offer for all its e-commerce platforms. On December 18, 2025, U.S. President Donald Trump signed an Executive Order advancing the rescheduling of cannabis and announced that the Centers for Medicare & Medicaid Services is expected to launch a pilot program allowing seniors, who are Medicare beneficiaries, to receive CBD products at no cost up to US$500 per year. The Company is monitoring these new developments, with the view that they may represent a meaningful opportunity for its leading CBD businesses in the U.S., NuLeaf Naturals and FAB CBD. Accordingly, the Company has decided to put potential major transactions regarding this business segment on hold, until such time as the new framework for U.S. CBD is established and it can evaluate its prospects for growth.

Europe

In December 2025, distribution from Remexian reached 2.6 tonnes, representing the second-highest monthly tonnage level ever, trailing only June 2025, which recorded 2.9 tonnes of distributed medical cannabis. As international revenues expand, the Company is actively assessing its working capital requirements to support this growth and expects to expand Remexian's international footprint in 2026.

Free Cash Flow

The Company also delivered on its previously stated objective of remaining free cash flow positive for the fiscal year, generating $12 million in fiscal 2025. The Company continues to gain strong traction in its strategic objective of procuring additional supply for Remexian and remains optimistic that sales will accelerate in the coming quarters, supported by continued momentum in the established German medical cannabis market, and growing interest from other emerging international markets. The Company notes that there is a meaningful delay between paying deposits to suppliers, and when the Company receives cash from its customers in Germany. While the Company is still evaluating the potential working capital investments necessary to grow the Remexian business, it expects to remain free cash flow positive for the 2026 fiscal year.

ATM PROGRAM QUARTERLY UPDATE

The Company has not issued equity via the ATM Program for the last three fiscal quarters. Pursuant to the Company's ATM Program that allowed the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSXV.

During the year ended October 31, 2025, the Company issued an aggregate of 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $52. Pursuant to the Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during year ended October 31, 2025.

Common Shares issued pursuant to the ATM Program were issued pursuant to a prospectus supplement dated August 31, 2023 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated August 31, 2023 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated August 3, 2023 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The Company used the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it was developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

The ATM Program was effective until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus.

On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. These filings allow the Company to offer, during the 25-month effective period, up to an aggregate of $100,000 in one or more offerings of equity, debt, warrants, subscription receipts, units, convertible securities, or combinations thereof. As at the date the financial statements were authorized for issue, no securities had been issued under the shelf and no at-the-market distribution agreement or prospectus supplement had been entered into.

WEBCAST LINK FOR TIDE EARNINGS EVENT

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) on Friday, January 30, 2025.

https://app.webinar.net/qnPY7pnRj5J

Participants are encouraged to pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

North American Toll Free: 1-888-510-2154
International Toll Free (Germany): 498005889782

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada with 218 domestic locations. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding:

The Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, expansions and store openings); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory, or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the distribution methods expected to be used by the Company to deliver its product offerings; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future business operations and activities and the timing and performance thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the competitive landscape within which the Company operates and the Company's market share or reach; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein; the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making increases to its revenue profile; the Company completing the development of its cannabis retail stores; the Company's ability to generate positive free cash flow and remain free cash flow positive for the fiscal year; free cash flow allowing the Company to finance its growth with internal cash flows; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions; the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; the ability of the company to use cash generated from existing operations to fund future locations; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections; the intention of the Company to complete any offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program and/or any future offering on the business and operations of the Company; the Company's ability to enter emerging legal cannabis jurisdictions, the ability of the Company to capture additional market share in the amount and on the timelines indicated herein; the ability of the Company to add 20-30 stores this calendar year and reach its goals of 350 stores nationwide, and 3 million Cabana Club members in Canada, the timeline for the ending of supply chain disruptions in Portugal related to Remexian; discussions with potential partners and the ability to expand Remexian's international reach in 2026; whether additional working capital will be needed to grow Remexian; the ability to remain free cash flow positive for the 2026 fiscal year; the closing of announced acquisitions, the ability of the Company to develop and launch cannabis, white label, and consumption accessory offerings and for sales of its higher-margin white label brands to grow to 20%; the result of the plan to improve e-commerce platforms, the ability to fund store growth internally, and the ability of the Company to capitalize on further federal reforms in the U.S. and elsewhere, including discussions with potential partners regarding Medicare pilot projects.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of applicable securities legislation about prospective results of operations, financial position or cash flows, which is subject to the same assumptions, risk factors, limitations, and qualifications as set out in the above "Cautionary Note Regarding Forward-Looking Statements". FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. FOFI does not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as of the applicable date. However, because this information is highly subjective and subject to numerous risks, readers are cautioned not to place undue reliance on the FOFI as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, and (iv) the Company's net proceeds from the ATM Program and future financings. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 16:01e 29-JAN-26